Free Writing Prospectus

Dated September 13, 2012

Filed Pursuant to Rule 433

Registration Statement Number 333-165887

Final Term Sheet

Cablevision Systems Corporation

$750,000,000 5.875% Senior Notes due 2022 (the “Notes”)

Issuer:	Cablevision Systems Corporation

Aggregate Principal Amount:	$750,000,000

Title of Securities:	5.875% Senior Notes due 2022

Final Maturity:	September 15, 2022

Coupon:	5.875% per annum

Issue Price:	100% of principal amount

Yield to Maturity:	5.875%

Interest Payment Dates:	Semi-annually on each March 15 and September 15, beginning March 15, 2013

Proceeds to Issuer (Before Expenses):	$735,000,000 (98%)

Optional Redemption:	The Company may redeem some or all of the Notes at any time at make-whole redemption price (T+50).

Use of Proceeds:	We estimate that the net proceeds from this offering will be approximately $732 million, after deducting the underwriting discounts and commissions and estimated expenses payable by us. We intend to invest the net proceeds of this offering in CSC Holdings, and CSC Holdings intends to use such proceeds and cash on hand to (1) repurchase its 8.50% Senior Notes due 2015 and its 8.50% Senior Notes due 2014 in the concurrent tender offer for aggregate cash consideration of $600 million and (2) repay a portion of its existing term B-2 extended loan facility in an amount equal to $150 million plus the amount of any funds not applied to purchase senior notes in the tender offer, and for general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Settlement Date:	T+10; September 27, 2012

Underwriters:	Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Barclays Capital Inc.

BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Natixis Securities Americas LLC

Nomura Securities International, Inc.

RBC Capital Markets, LLC

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

U.S. Bancorp Investments, Inc.

Guggenheim Securities, LLC

CUSIP/ISIN:	12686C BB4/US12686CBB46

It is expected that that delivery of the Notes will be made to investors on or about September 27, 2012, which will be the 10th business day following the date of pricing of the Notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to September 27, 2012 will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 (toll free).